EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
THE ACQUISITION OF WORKING INTEREST IN
THE ATHABASCA OIL SANDS PROJECT AND OTHER OIL SANDS ASSETS
CALGARY, ALBERTA – MARCH 9, 2017 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that it entered into agreements, subject to regulatory approvals, to acquire 70% of the Athabasca Oil Sands Project (“AOSP”), including 70% of the Scotford upgrader, as well as additional working interests in other producing and non-producing oil sands leases. Canadian Natural has agreed with Shell Canada Limited and certain subsidiaries (“Shell”) to acquire its 60% working interest in the AOSP including an interest in the mining and extraction operations, north of Fort McMurray, Alberta; the Scotford Upgrader and the Quest Carbon Capture and Storage (CCS) project located north of Edmonton, Alberta; and its 100% working interest in its Peace River/Carmon Creek thermal in situ operations, its 100% working interest in the Cliffdale heavy oil field as well as other oil sands leases. Canadian Natural and Shell have also agreed with Marathon Oil Corporation (“Marathon Oil”) to jointly acquire its 20% share in AOSP and related oil sands investments. The acquisitions do not include any interest in the 100% Shell owned Scotford refinery or chemical plants. The total purchase price of the transactions accumulates to $12.74 billion as of the effective date.
The acquisitions are targeted to close in mid-2017. The aggregate consideration under the acquisition will comprise 97,560,975 common shares of Canadian Natural issued to Shell with a current value of approximately $4 billion, a combined pre-adjustment cash payment at close of $8.24 billion to Shell and Marathon Oil, and a deferred payment of US$375 million due in the first quarter of 2018 to Marathon Oil.
The current estimated production capability, before royalties, for the AOSP acquired properties is approximately 196,000 bbl/d with February production of approximately 188,000 bbl/d of mine production and upgrader output of approximately 195,000 boe/d from a 70% working interest in AOSP; and approximately 13,800 bbl/d of heavy oil from the 100% owned Peace River properties.
Commenting on the acquisition, Canadian Natural’s President Steve Laut stated, “This transaction is significant for Canadian Natural as it increases the reliability of underlying sustainable cash flows associated with Oil Sands as demonstrated by our Horizon operations. Further, these transactions are beneficial and positive for all stakeholders as it allows focus on the key operating strengths of both Shell and Canadian Natural to deliver efficient and safe operations. Canadian Natural together with Shell and Chevron will be able to optimize both Horizon and Albian mine operations. In addition, Shell, as operator with Canadian Natural’s and Chevron’s cooperation will be able to optimize the operations of the Scotford Refinery and Upgrader complex, leveraging Shell’s Global top tier Refinery and Upgrading expertise. Over time opportunities will be explored to increase the capacity of the Upgrader so that more barrels of bitumen which are produced in Alberta will be upgraded in Alberta. Canadian Natural also expects to be able to achieve efficiencies in mine operations - having two mining operations in close proximity at Horizon and Albian to deliver a combined, more effective and efficient operation that each mine cannot achieve on its own. Canadian Natural currently delivers top tier reliability, utilization, effectiveness and efficiency in mine operations at Horizon.”
Corey Bieber, Canadian Natural’s Chief Financial Officer added, “It is a rare opportunity to be able to acquire a World Class Oil Sands mining and upgrading asset like AOSP. Unlike a greenfield development, there is no execution and construction risk or delays - this transaction is immediately cash flow and earnings accretive to Canadian Natural shareholders. The way the deal has been structured also facilitates immediate improvement to most of the Company’s key credit indicators.”

The following table summarizes key metrics included in the acquisition properties:
(before royalties)	Proved Reserves	Current Production Capability	Forecast February 2017 Production
AOSP Mine	N/A	196,000 bbl/d	188,000 bbl/d
AOSP Upgrader SCO	2,583 MMbbl	204,200 boe/d	195,000 boe/d
Other oil sands leases	45 MMbbl	13,800 bbl/d	13,800 bbl/d
In conjunction with the acquisition and assumption of Operatorship of the oil sands mines and in situ lands, Canadian Natural will welcome approximately 3,100 employees from Shell and Marathon Oil, with approximately 2,760 located at the Mines, 110 located in the Peace River in situ region and 230 in Calgary.
The AOSP mines comprise the Jackpine and Muskeg River Mines as well as other nearby mineable leases which use truck and shovel bitumen mining with a paraffinic bitumen extraction process. Canadian Natural will take over as operator on these assets. The associated upgrader is located in Scotford, Alberta and is connected via a dedicated diluted bitumen delivery with a reverse loop to send diluent back to the mine sites.
There is significant opportunity for growth in the mining operations with the Jackpine mine expansion, which has regulatory approval for 100,000 bbl/d of production capability.
The upgrader will retain Shell as operator and utilizes LC Fining technology to efficiently hydrocrack residuum to high-quality fuel oils and transportation fuels. Based upon a bitumen input capacity of 280,000 bbl/d, the upgrading process results in output of approximately 150,500 bbl/d of Premium Albian Synthetic crude oil, 60,000 bbl/d of Vacuum Gas Oil, and 78,600 bbl/d of undiluted Albian Heavy Synthetic crude oil as well as 4,600 boe/d Off-Gas.
The associated Quest Carbon Capture and Storage project results in a 30% reduction in CO2 equivalent emissions.
Along with the AOSP assets, Canadian Natural is acquiring numerous other heavy oil operations and oil sands leases of various working interests. Canadian Natural is acquiring 100% working interest in the Peace River and Cliffdale in situ operations which are together currently producing approximately 13,800 bbl/d with further opportunities to develop. Other assets include the Carmon Creek thermal project associated with the Peace River complex, which will be reviewed for future development. Other longer term in-situ projects such as the Namur, 94% working interest, and 100% working interest in Birchwood are assets complementary to existing Horizon oil sands leases and increase synergy for future opportunities in the area.
A summary of the assets acquired includes the following:
▪	AOSP Mines and related undeveloped leases and infrastructure, located ~60 km north of Fort McMurray with 70% working interest include
—	Jackpine Mine – current production capability of 126,000 bbl/d of gross dry bitumen with proven reserves of 2,127 million barrels (gross), and total estimated resource of ~3.0 billion barrels with ~75% of resource with TV/BIP of 10 times or under.
—	Muskeg River Mine – current production capability of 154,000 bbl/d of gross dry bitumen with proven reserves of 1,563 million barrels (gross), and total estimated resource of ~4.2 billion barrels with ~75% of resource with TV/BIP of 10 times or under.
—	Jackpine Mine Expansion – with regulatory approvals for 100,000 bbl/d expansion. Total estimated resource of ~2.9 billion barrels with ~70% of resource with TV/BIP of 10 times or under.
—	Access to Firm Service Agreement on Corridor Pipeline, comprising a 42” Dilbit line from the mines to upgrader, a 24” diluent line from the upgrader to mines and two 20” product lines from the upgrader to the Edmonton common carrier pipeline hub.
▪	AOSP Upgrader and related infrastructure, located at Scotford, AB, ~50 km north of Edmonton with 70% working interest include
—	Non-operated working interest in 300,000 bbl/d upgrader capability.
—	Quest Carbon Capture and Storage (CCS), capable of sequestering ~1.1 million tonnes per annum of CO2
—	Scotford Shared Facilities, but excludes any interest in the Shell Scotford Refinery and Shell Chemicals Plant.

▪	Other Oil Sands Leases
—	100% working interest in Peace River Complex/Carmon Creek thermal in situ operations and related infrastructure, currently producing ~5,400 bbl/d from the Bluesky/Gething formations. Proved Reserves of 14 million barrels with resource of 420 million barrels.
—	100% working interest in the Cliffdale heavy oil field, currently producing approximately 8,400 bbl/d from the Bluesky/Gething formations via primary production techniques. Proved Reserves of 31 million barrels.
—	Operated 100% working interest in 54,200 acre Pierre River oil sands lease.
—	Operated 64% working interest in 18,300 acre Saleski oil sands lease.
—	Operated 94% working interest in 25,900 acre Namur oil sands lease.
—	Operated 100% working interest in 13,300 acre Birchwood oil sands lease.
—	Non-operated 40% working interest in 84,100 acre Ells River oil sands lease.
▪	Intellectual Technologies
•	Access to use various technologies acquired and developed in conjunction with the acquired assets in perpetuity. A fee for the use of these technologies will be paid to Shell during the first seven years of operation depending upon the relative price of crude oil.
Financing Plan
▪	Issuance of $4 billion of Canadian Natural common equity to Shell.
▪	Fully committed acquisition financing of $9 billion comprised of a $3 billion term loan facility and up to $6 billion in bridge facility to bonds in US and Canadian debt capital markets.
Upon completion of the acquisition, Canadian Natural will maintain its strong financial position. Balance sheet metrics, based upon current strip pricing, are targeted to exit 2017 with debt to book capitalization at approximately 41% (2018 35%) and debt to EBITDA at approximately 2.4x (2018 1.6x).
The fully committed acquisition financing was provided by TD Securities as sole underwriter and bookrunner while
JPMorgan Chase Bank N.A. and The Bank of Nova Scotia will join TD as Joint Lead Arrangers and Co-Syndication Agents of the banking syndicate.
The transaction is subject to normal closing conditions, consents and government approval.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.
CONFERENCE CALL
A conference call will be held at 6:30 a.m. Mountain Time, 8:30 a.m. Eastern Time on Thursday, March 9, 2017. The North American conference call number is 1-866-521-4909 and the outside North American conference call number is
001-647-427-2311. Please call in 10 minutes before prior to the call starting time.
WEBCAST
The conference call will also be webcast with presentation slides and can be accessed on the home page our website at www.cnrl.com. Presentation slides in PDF format will be available for download on our website home page approximately 30 minutes prior to the call.

Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses and other guidance, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery, and construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil (“SCO”) that the Company may be reliant upon to transport its products to market also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and natural gas liquids (“NGLs”) reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or Management’s estimates or opinions change.
For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED 2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 T 403-517-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
President

COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance

MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
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